BY EDGAR AND BY OVERNIGHT MAIL

December 3, 2007

Jessica Livingston

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Re:	Overture Acquisition Corp.

Registration Statement on Form S-1 Filed October 26, 2007

File No. 333-146946

This letter is being submitted in response to the comments given by the Staff of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 20, 2007 to John F.W. Hunt, Chief Executive Officer of Overture Acquisition Corp. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Where indicated below, requested changes have been included in Amendment No. 1 to the Registration Statement, which is being filed simultaneously with the response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it.

Form S-1

Cover Page

1.	The text on your cover page does not appear to be in 10-point leaded typeface, as required. Please revise pursuant to Rule 421(d) of Regulation C.

We have amended the Registration Statement to reflect the Staff’s comments. Please see the cover page of Amendment No. 1 to the Registration Statement.

2.	Please confirm that your cover page will not exceed the one-page limit.

We confirm that the cover page will not exceed the one-page limit.

3.	In the fourth paragraph, specify the per share amount paid for the founders’ shares.

We have amended the Registration Statement to reflect the Staff’s comments. Please see the cover page of Amendment No. 1 to the Registration Statement.

4.	Disclose the escrow arrangements for the $147 million of proceeds and that these proceeds are not available to you until liquidation or completion of the initial combination.

We respectfully submit that the Registration Statement currently discloses the escrow arrangements and that these proceeds are not available until liquidation or completion of the initial business combination. Please see the first paragraph following the table on the prospectus cover page of Amendment No. 1 to the Registration Statement.

5.	Disclose the time period for consummating the initial combination.

We have amended the Registration Statement to reflect the Staff’s comments. Please see the prospectus cover page of Amendment No. 1 to the Registration Statement.

6.	Disclose that shareholders must approve the initial business combination.

We have amended the Registration Statement to reflect the Staff’s comments. Please see the prospectus cover page of Amendment No. 1 to the Registration Statement.

7.	Briefly disclose the redemption rights for shareholders voting against the initial combination.

We have amended the Registration Statement to reflect the Staff’s comments. Please see the prospectus cover page of Amendment No. 1 to the Registration Statement.

Summary

8.	If available, please provide a website address here or in the main section.

The Company has reserved the domain name www.overtureac.com, which the Company intends to be an active website 25 days after the effectiveness of the registration statement.

Conditions to consummating our initial business combination, page 17

9.	Please advise whether the 30% threshold may be lowered. If so, include appropriate risk factor disclosure.

We have amended the Registration Statement to reflect that the 30% threshold may not be lowered. Please see pages 18 and 69 of Amendment No. 1 to the Registration Statement.

Shareholder redemption rights...page 18

10.

We note that the Overture may require public shareholders to tender their certificates to your transfer agent prior to the shareholder meeting or to deliver their shares to the transfer agent electronically. We also note the discussion in the business section. Please cross-reference the corresponding risk factor disclosure.

Also, revise the disclosure in the summary to briefly (i) contrast the procedures for conversion with those of traditional SPACs; (ii) explain the reason and need for these additional steps and the tendering of certificates before the stockholder meeting, given that it is unclear whether conversion will occur; and (iii) explain the procedures that Overture will follow if a shareholder tenders his shares, the proposed combination is not approved and Overture continues to search for a target company.

We have revised the disclosure to cross-reference the corresponding risk factor disclosure and to clarify the contrasting procedures of other SPACs with the procedures for shareholders electing to exercise their conversion rights and to disclose the potential additional steps that Overture may require from its shareholders to tender their shares prior to the shareholder meeting and the procedures Overture will follow if a shareholder tenders his shares and the proposed combination is not approved and Overture continues to search for a target company. Please see pages 19 and 20 of Amendment No. 1 to the Registration Statement.

Risk Factors, page 26

11.	Disclose, if true, that there is a risk that you would be required to dissolve Overture before funds from the trust are distributed to shareholders and the resulting time delays.

In accordance with usual liquidation procedures for Cayman Islands companies, the liquidator, following payment of all outstanding debts and liabilities of the Company, would instruct the trustee to distribute the funds from the trust prior to winding up the Company. We have been advised by Cayman counsel that the company could be liquidated prior to the automatic liquidation date of the Company, which is 24 months following the date of the prospectus, under the following scenarios: (i) if a creditor or shareholder files a petition to the Cayman courts to wind up the company prior to the Company’s automatic liquidation date if the court agrees or (ii) if the shareholders agree to wind up the Company by way of special resolution. In all of the above scenarios, the funds held in trust would be distributed to the shareholders prior to the final dissolution of the Company. Furthermore, each of the above-mentioned situations applies to any Cayman Islands company and is not a risk specific to the Company. The Company deems the above to be unlikely scenarios, as the Company’s operations will be limited to seeking a target business prior to the initial business combination and because the Company will seek waivers from all vendors and potential target businesses during this time.

12.

We note the disclosure on pages 34 and 83 regarding management’s affiliation with other blank check companies. Please advise us whether any Overture control persons have previously or concurrently been associated with other firm commitment, blank check securities offerings. If so, disclose the names of these offerings, a brief description of any acquisitions made by the other companies, the current trading markets of the post-combination entity and the benefits received by the control persons from association with the other blank check companies.

We confirm that none of the Company’s control persons have previously been or are concurrently associated with other firm commitment, blank check securities offerings. We have amended the Registration Statement to reflect the Staff’s comments. Please see pages 35 and 84 of Amendment No. 1 to the Registration Statement.

Summary Financial Data, rage 24

13.

You report zero liabilities in the “As adjusted” column. Since the $5.25 million in deferred underwriting costs will only be released to the underwriters upon completion of an initial business combination, please tell us your basis for not reporting this as a liability (and working capital (deficiency)) in the “As adjusted” column.

The deferred commission, totaling $5.25 million will not be payable unless and until the Company completes an initial business combination.  The underwriters have agreed to defer a portion of its underwriting commission earned upon consummation of the Offering. Additionally, the underwriters have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete an initial business combination. Accordingly, the deferred commission will be charged to stockholders’ equity upon the completion of an initial business combination. Therefore, one of the events that would obligate the entity, and therefore, would give rise to this liability, has not occurred until the combination is consummated. Due to the uncertainties involved in the consummation of a future business combination, and the discrete nature of any future business combinations, this liability should not be accrued until the business combination is consummated. Therefore we believe this liability does not satisfy the criteria for recognition of a liability under SFAS 5, under paragraph 36(c) of Concepts Statement 6, or under SFAS 146 since the business combination is a future event that will require discrete accounting for this transaction when the combination is consummated.

14.

As a related matter, we note that you have not reported the deferred underwriting costs in the “As adjusted” column in the Capitalization table on page 49. Please tell us your reason for excluding this.

Consistent with our response to comment 13, the deferred commission, totaling $5.25 million will not be payable unless and until the Company completes an initial business combination.  The underwriters have agreed to defer a portion of its underwriting commission earned upon consummation of the Offering. Additionally, the underwriters have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete an initial business combination. Accordingly, the deferred commission will be charged to stockholders’ equity upon the completion of an initial business combination. Therefore, one of the events that would obligate the entity, and therefore, would give rise to this liability, has not occurred until the combination is consummated. Due to the uncertainties involved in the consummation of a future business combination, and the discrete nature of any future business combinations, this liability should not be accrued until the business combination is consummated. Therefore we believe this liability does not satisfy the criteria for recognition of a liability under SFAS 5, under paragraph 36(c) of Concepts Statement 6, or under SFAS 146 since the business combination is a future event that will require discrete accounting for this transaction when the combination is consummated.

Proposed Business

Management Expertise, page 57

15.

We note the significant, continuing experience and involvement of the Overture’s executive officers with private equity firms and their portfolios. Please provide for each executive officer a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities.

We have amended the Registration Statement to reflect the Staff’s comments. Please see page 85 of Amendment No. 1 to the Registration Statement. Please note that we do not believe the Company’s executive officers have significant, continuing experience and involvement with private equity firms and their portfolios. We do, however, believe that our officers and directors have a unique combination of operating, private investing and transactional experience on which we intend to capitalize.

Financial Statements, page F-3

16.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

We acknowledge the comment from the Staff and will provide updated financial statements and related disclosures when required under Regulation S-X.

Part II

17.	Please file all exhibits, including your legal opinion, as soon as practicable, as we may have comments.

Exhibits 3.1, 10.1, 10.2, 10.3, 10.8 and 23.1 have been included with the filing of Amendment No. 1 to the Registration Statement. Exhibits 1.1, 3.2, 4.1, 4.2, 4.3, 4.4, 5.1, 10.4, 10.5, 10.6, 10.7, 10.9, 10.10, 10.11, 14, 23.2, 99.1 and 99.2 to be filed with a subsequent amendment.

Exhibit 23.1

18.	Provide a current consent of the independent accountant in any amendment.

A currently dated consent from the Company’s independent accountant is included with this Amendment No. 1 to the Registration Statement.

*           *           *

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 1 to the Registration Statement; and (ii) four blacklined copies of Amendment No. 1 to the Registration Statement reflecting the changes made to the initial filing of the Registration Statement.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,

Bruce S. Mendelsohn
cc:	John F.W. Hunt